Exhibit 99.1

AGREEMENT

THIS AGREEMENT is dated as of the 1st day of March, 2020,

BETWEEN:

Prof. Puyi Sheng

Department of Orthopaedic, First Affiliated Hospital, Sun Yat-Sen University of

Medical Sciences, 58 Zhongshan Road Ⅱ, Guangzhou 510080, P.R.China

(the “Officer”)

AND:

Advanced BioMedical Technologies, INC. a Nevada corporation having a business office at 350 Fifth Ave., 59t Floor, New York NY 10118

(the “Company”)

WHEREAS:

A. The Company is engaged in designing, developing, manufacturing of biopolymer internal fixation devices (the “Business”);

B. The Officer is knowledgeable in, among other things, medical science and medical industry;

C. The Company and the Officer agree that it would be mutually beneficial for the Officer to serve the Company as Chief Medical Officer, pursuant to the terms set forth herein. Chief Medical Officer is also a member of the Company’s Medical Board by default.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each, the parties hereto agree as follows:

1. INTERPRETATION

1.1 Where used herein the following terms shall have the meanings set out below:

(a)	“Services” means the services to be provided by the Officer to the Company as set out herein;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Material” means, without limitation, any and all Intellectual Property Rights (as defined herein), trade secrets, inventions, innovations, techniques, processes, formulas, drawings, designs, products, systems, creations, improvements, documentation, data, specifications, technical reports, customer lists, supplier lists, distributor lists, distribution channels and methods, retailer lists, reseller lists, employee information, financial information, sales or marketing plans, competitive analysis reports and any other thing or information whatsoever, whether copyrightable or uncopyrightable or patentable or unpatentable, related to the business of the Company and not previously known by the Officer in connection with the Business.

(d)	“Term” has the meaning given to it in subsection 2.1.

1.2 Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the State of New York and the laws of the United States applicable therein.

1.3 Severability. If any one or more of the provisions contained in this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

2. TERM

2.1 Term. This Agreement is deemed effective upon execution and shall be for a term of 36 months. The Term shall be renewable periods upon written agreement of the parties. Either party may terminate this agreement before expiration of any Term, upon written notice delivered to the other party and subject to the restrictions set forth in Section 9.1 herein.

3. APPOINTMENT

3.1 Appointment of Officer. The Company hereby agrees to appoint the Officer as Chief Medical Officer, and the Officer hereby agrees, upon appointment, to provide the services set out in Article 4 hereof to the Company upon the execution of this Agreement.

4. SERVICES

4.1 Services. The Company hereby appoints the Officer, on a non-exclusive basis, during the Term to serve as Chief Medical Officer and provide the Services as requested by the Company from time to time, and the Officer hereby accepts such appointment and agrees to provide diligently the Services. In providing the Services, the Officer will have an advisory role only and report directly to and take direction from the Board. In no circumstances will the Officer perform any functions of the Board.

4.2 The Officer’s Services to the Company shall include but not limited to the following:

(a)	making recommendations for both the short term and the long term business strategies to be employed by Company;

(b)	commenting on proposed corporate decisions and identifying and evaluating alternative courses of action;

(c)	critiquing the managements’ and directors’ actions and making suggestions to strengthen the management structures, processes and operations;

(d)	providing an objective evaluation of the performance of the Company and its management in relation to competitors within the medical industry;

(e)	identifying and evaluating external threats and opportunities to the Company;

(f)	evaluating and making ongoing recommendations to the Board with respect to the required management personnel and job functions for the efficient operation of the Company’s business;

(g)	formulating and recommending to the Board appropriate operating policies and procedures and supervising the implementation of such policies and procedures for the ongoing conduct of the Company’s business;

(h)	discussing from time to time any matters pertaining to the Company’s business; and

(i)	providing such other advisory or consulting services as may be appropriate from time to time.

4.3 Board to Act Independently. The Board shall diligently and responsibly receive all advice from the Officer and exercise its own independent judgment before acting upon such advice.

4.4 Remuneration. The Officer may incur expenses in the name of the Company as agreed in advance in writing by the Company, provided that such expenses relate solely to the carrying out of the Officer’s duties. The Officer will immediately forward all invoices for expenses incurred on behalf of and in the name of the Company and the Company agrees to pay said invoices directly on a timely basis.

4.5 Disclosure. During the Term, the Officer shall:

(a)	disclose to the Company all of its interests in any transaction or agreement contemplated by the Company or any matter which may taint the Officer’s objectivity when performing its role as an Officer hereunder;

(b)	inform the Company of any business opportunities made available to the Officer as a result of the Officer’s involvement with the Company or otherwise through the performance of the Services; and

(c)	not serve as an advisor, or consent to an appointment as a member of the board of directors, of a company which competes, directly or indirectly, with the Company without prior acknowledgment of the Company.

5. CONFIDENTIAL INFORMATION

5.1 Duty of Confidentiality. Until the expiration of a period of seven years from the later of (x) the disclosure of any Confidential Information or (y) termination of this Agreement, the Officer shall hold in strict confidence and not disclose or release without the prior written consent of the Company any and all Confidential Information (as defined herein); provided, that the parties may disclose, or may permit disclosure of, Confidential Information if the Officer is compelled to disclose any such Confidential Information by judicial or administrative process or, in the opinion of independent legal counsel, by other requirements of Law. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to the preceding sentence, the Officer shall promptly notify the Company of the existence of such request or demand and shall provide the Company a reasonable opportunity to seek an appropriate protective order or other remedy, which both Parties will cooperate in obtaining (at the Company’s expense). In the event that such appropriate protective order or other remedy is not obtained, the Officer shall furnish, or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed.

5.2 If, at the time of enforcement of Section 5.1 above, a court shall hold that the duration, scope or area restrictions stated therein are unreasonable under circumstances then existing, the Parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law.

5.3 Exceptions. The provisions of Section 5.1 shall not apply to:

(a)	information which becomes generally available to the public other than as a result of a disclosure by the Officer;

(b)	information which is generally known to knowledgeable business people involved in the business conducted by the Company other than as a result of a disclosure by the Officer in violation of this part;

(c)	information that was available to the Officer on a non-confidential basis prior to its disclosure to the Officer by the Company; or

(d)	information that becomes available to the Officer on a non-confidential basis from a person or entity other than the Company, unless such disclosure by that person is itself in breach of a confidentiality commitment made directly or indirectly to the Company; and provided that nothing in this Agreement shall prevent the Officer from using its expertise and knowledge in the conduct of other business for its own account or as a consultant to others; and

5.4 Due to the competitive nature of Company’s business, and that much of Company’s business may rely upon the continued confidentiality of the Confidential Information, the Company and the Officer each agree that the restrictions contained in Section 5.1 are reasonable;

6. TERMINATION

6.1 Termination by the Company. The Company or the Officer may terminate this Agreement without cause at any time by giving 60 days written notice of termination of this Agreement to the other party. Any termination of this Agreement, either pursuant to this Section or otherwise, will not affect the obligations under Section 4, which will survive such termination. In the event that this Agreement is terminated by the Company. The Company shall pay the Officer an amount equal to any expenses incurred by the Officer up to the effective date of the termination to the extent such expenses have not previously been reimbursed. Upon payment of such amounts, the Officer shall have no claim against the Company for damages or otherwise by reason of such termination. In the event of termination of this Agreement, the Officer shall, prior to the effective date of the termination, deliver to the Company all books, records, or other information in its possession pertaining to the Company’s business.

7. INDEMNITY AND LIMITATION OF LIABILITY

7.1 Indemnification by the Company. The Company shall indemnify and hold harmless the Officer against any and all losses, damages, suits, judgments, costs and expenses arising under any such third party claim or action provided however, that the Officer provides the Company with:

(a)	written notice of such claim or action within 14 days of acquiring knowledge of the event;

(b)	sole control and authority of the defence or settlement of such claim or action (provided that the Company shall not enter into any settlement which materially affects the Officer’s rights without the Officer’s prior written consent); and

(c)	proper and full information and reasonable assistance to defend and/or settle any such claim or action.

7.2 No Liability for Acts of the Company. The Officer shall not be liable for any act of the Company or any of its directors, officers or employees.

7.3 Limitation of Liability. UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY OR PUNITIVE DAMAGES (EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES), ARISING FROM ANY PROVISION OF THIS AGREEMENT, SUCH AS, BUT NOT LIMITED TO, LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOSS OF BUSINESS.

8. GENERAL PROVISIONS

8.1 No Partnership or Agency. The relationship between the Company and the Officer is that of independent contractor and nothing herein contained shall be interpreted so as to create a partnership or agency relationship between the parties.

8.2 Assignment. Neither party may assign any rights or delegate any obligations hereunder without the prior written consent of the other party.

9. COMPENSATION

9.1 As compensation for Services provided by the Officer pursuant to this Agreement, the Company agrees to issue 100,000 shares of the Company’s common stock (the “ Shares”) to the Officer upon signing of this agreement, and 80,000 Shares for each 12-month term issued at the end of each term. In the event that this agreement is terminated for any reason by the Officer prior to the end of a 12-month term, the Officer shall not be entitled to the 80,000 Shares for that term. In the event that this agreement is terminated for any reason by the Company prior to the end of any 12-month term, the Officer shall be entitled to the Shares for that term.

9.2 Officer’s Acknowledgement. The Officer acknowledges that the Shares will not be registered under the laws of any country, including the United States Securities Act of 1933 (the “ 1933 Act” ), or under any state securities or “ blue sky” laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or to U.S. Persons, except in accordance with the provisions of Regulation S under the 1933 Act, pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and only in accordance with all applicable securities laws. “United States” and “U.S. Person” are as defined by Regulation S under the 1933 Act.

AS EVIDENCE OF THEIR AGREEMENT this Agreement has been executed by the parties hereto as of the date first above written.

ADVANCED BIOMEDICAL TECHNOLOGIES, INC.

Hui Wang, Chief Executive Officer, Advanced Biomedical Technologies, Inc.

OFFICER

Signature

Prof. Puyi Sheng
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